One Freedom Valley Drive

Oaks, Pennsylvania 19456

October 2, 2025

VIA EDGAR AND EMAIL

U.S. Securities & Exchange Commission

Division of Investment Management

Office of Disclosure Review & Accounting

100 F Street, NE

Washington, D. C. 20549

Attention: Ms. Shandy Pumphrey

(202) 551-2393

pumphreys@sec.gov

Re:	The Advisors’ Inner Circle Fund (File No. 811-06400);

The Advisors’ Inner Circle Fund II (File No. 811-07102); &

The Advisors’ Inner Circle Fund III (File No. 811-22920)

Ms. Pumphrey:

This letter responds to comments of the Securities & Exchange Commission (the “SEC”) Staff given by you to me and other of my colleagues at SEI Investments Global Funds Services (“SEI”), the Administrator to each of (a) The Advisors’ Inner Circle Fund (“AIC I”) (File No. 811-06400), (b) The Advisors’ Inner Circle Fund II (“AIC II”) (File No. 811-07102), and (c) The Advisors’ Inner Circle Fund III (“AIC III”) (File No. 811-22920) (AIC I, AIC II, and AIC III hereinafter referred to collectively as the “Trusts”), in regard to certain series funds of the Trusts (each a “Fund,” and, collectively, the “Funds”) (the Trust and the Funds, as appropriate, hereinafter also are referred to as the “Registrants”), in a telephone conversation on August 27, 2025. SEI provides the Trusts and the Funds with administrative and accounting services, officers, and other personnel, and submits these responses on behalf of the Trusts and the Funds.

The SEC Staff comments provided relate to:

a.	the Trusts’ annual reports as of October 31, 2024, December 31, 2024, and March 31, 2025, as filed on Form N-CSR (the “Form N-CSR Annual Reports”);

The Advisors’ Inner Circle Fund (File No. 811-06400); The Advisors’ Inner Circle Fund II (File No. 811-07102); & The Advisors’ Inner Circle Fund III (File No. 811-22920)	October 2, 2025

b.	the Trusts’ semi-annual reports as of September 30, 2024, April 30, 2025, and June 30, 2025, as filed on Form N-CSRS (the “Form N-CSRS Semi-Annual Reports”);

c.	the Trusts’ annual reports as of October 31, 2024, December 31, 2024, and March 31, 2025, as filed on Form N-CEN (the “Form N-CEN Annual Reports”) (said Form N-CSR Annual Reports, Form N-CSRS Semi-Annual Reports, and Form N-CEN Annual Reports hereinafter referred to collectively as the “Reports”);

d.	the corresponding Prospectuses of the certain Funds, as included in the Trusts’ Registration Statements on Form N-1A; and

e.	related filings of the Trusts.

The SEC Staff comments provided specifically relate to the Funds set forth immediately below, but these comments, to the extent applicable, should be applied to all Funds in the Trusts going forward. As noted above, each of these Funds is a series of a Trust.

The Advisors’ Inner Circle Fund I	Cambiar Aggressive Value ETF
The Advisors’ Inner Circle Fund II	Kopernik Global All-Cap Fund
The Advisors’ Inner Circle Fund II	Kopernik International Fund
The Advisors’ Inner Circle Fund III	GQG Partners Emerging Markets Equity Fund
The Advisors’ Inner Circle Fund III	GQG Partners US Select Quality Value Fund
The Advisors’ Inner Circle Fund III	GQG Partners Global Quality Equity Fund
The Advisors’ Inner Circle Fund III	GQG Partners Global Quality Value Fund
The Advisors’ Inner Circle Fund III	GQG Partners International Quality Value Fund
The Advisors’ Inner Circle Fund III	GQG Partners US Quality Value Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus Core Bond Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus Limited Duration Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus Large Cap Growth Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus Large Cap Value Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus Small Cap Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus International Equity Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus Real Estate Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus Long/Short Equity Fund
The Advisors’ Inner Circle Fund III	Knights of Columbus U.S. All Cap Index Fund
The Advisors’ Inner Circle Fund III	Strategas Global Policy Opportunities ETF
The Advisors’ Inner Circle Fund III	Strategas Macro Thematic Opportunities ETF
The Advisors’ Inner Circle Fund III	Strategas Macro Momentum ETF
The Advisors’ Inner Circle Fund III	FS Chiron Capital Allocation Fund
The Advisors’ Inner Circle Fund III	FS Chiron Real Development Fund
The Advisors’ Inner Circle Fund III	FS Multi-Strategy Alternatives Fund

©2025 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400); The Advisors’ Inner Circle Fund II (File No. 811-07102); & The Advisors’ Inner Circle Fund III (File No. 811-22920)	October 2, 2025

We have reproduced the substance of your comments below, followed by the Trusts’ corresponding responses.

* * * * *

SEC Comment 1:

Please explain why Item 5 in the most-recent Form N-CSR Annual Reports and the most-recent Form N-CSRS Semi-Annual Reports was marked “Not Applicable” for each of the Cambiar Aggressive Value ETF, the Strategas Global Policy Opportunities ETF, the Strategas Macro Thematic Opportunities ETF, and the Strategas Macro Momentum ETF (collectively, the “ETFs”).

Trust Response to Comment 1:

Form N-CSRS Semi-Annual Reports do not require a response to Item 5 pursuant to the Instruction in Form N-CSR, which states that the “information required by this Item is only required in an annual report on this Form N-CSR.” Accordingly, Item 5 has been marked “Not Applicable” in previous Form N-CSRS Semi-Annual Report filings.

The Registrant, on a going-forward basis, shall provide an appropriate response to Item 5 in the Form N-CSR Annual Reports for each of the Cambiar Aggressive Value ETF, the Strategas Global Policy Opportunities ETF, the Strategas Macro Thematic Opportunities ETF, and the Strategas Macro Momentum ETF (collectively, the “ETFs”), as each of these four ETFs is a “listed” issuer, as that term is defined in Rule 10A-3(e)(9) under the Securities Exchange Act of 1934, as amended.

* * * * *

SEC Comment 2:

Please confirm whether the Internal Control Report (i.e., the Auditor Report) included in the December 31, 2024 Form N-CEN for the FS Multi-Strategy Alternatives Fund should make reference to financial statements being consolidated [i.e., the financial statements for both (i) the FS Multi-Strategy Alternatives Fund and (ii) the FS Alternatives Fund (Cayman), the FS Multi-Strategy Alternatives Fund’s wholly-owned subsidiary.

If these FS Multi-Strategy Alternatives Fund financial statements do represent the consolidated financial statements for both the FS Multi-Strategy Alternatives Fund and the FS Alternatives Fund (Cayman), then please also confirm that, going forward, an appropriate note shall be provided in the Internal Control Report to be included in the FS Multi-Strategy Alternatives Fund’s Form N-CEN that discloses that these financial statements represent the consolidated financial statements for both the FS Multi-Strategy Alternatives Fund and the FS Alternatives Fund (Cayman).

©2025 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400); The Advisors’ Inner Circle Fund II (File No. 811-07102); & The Advisors’ Inner Circle Fund III (File No. 811-22920)	October 2, 2025

Trust Response to Comment 2:

Fund Management has confirmed with Ernst & Young LLP, the Funds’ auditor, that the Internal Control Letter was intended to cover consolidated financial statements of the FS Multi-Strategy Alternatives Fund and the FS Alternatives Fund (Cayman).

Ernst & Young LLP has confirmed that, going forward, the Internal Control Letter shall clearly disclose that the Internal Control Letter is intended to cover the consolidated financial statements for both the FS Multi-Strategy Alternatives Fund and the FS Alternatives Fund (Cayman).

* * * * *

SEC Comment 3:

The responses for Item C.8.d. in the October 31, 2024 Form N-CEN for the Knights of Columbus Funds indicates that only the Knights of Columbus Large Cap Growth Fund, Knights of Columbus Large Cap Value Fund, and Knights of Columbus Small Cap Fund recouped previously-waived expenses during the reporting period; whereas the corresponding disclosure in the financial statements included in the October 31, 2024 Form N-CSR Annual Report for the Knights of Columbus Funds indicates that only the Knights of Columbus Long/Short Equity Fund and Knights of Columbus International Equity Fund recouped previously-waived expenses during this reporting period.

Accordingly, please reconcile these responses for Item C.8.d. in the October 31, 2024 Form N-CEN for the Knights of Columbus Funds with the corresponding disclosure in the financial statements that is included in the October 31, 2024 Form N-CSR Annual Report for the Knights of Columbus Funds.

Trust Response to Comment 3:

The Registrant confirms that Knights of Columbus Asset Advisors LLC (“KOCAA”), the adviser of the Knights of Columbus Funds (the “KOC Funds”), recaptured fees previously waived by KOCAA for each of the Columbus Long/Short Equity Fund and the Knights of Columbus International Equity Fund for these KOC Funds’ during these KOC Funds’ fiscal-year-ended October 31, 2024. This is appropriately presented in the October 31, 2024 Form N-CSR Annual Report for the KOC Funds. The Funds’ October 31, 2024 Form N-CEN Annual Report for the KOC Funds incorrectly disclosed that KOCAA did not recapture previously-waived fees for either the Columbus Long/Short Equity Fund or the Knights of Columbus International Equity Fund during these KOC Funds’ fiscal-year-ended October 31, 2024.

©2025 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400); The Advisors’ Inner Circle Fund II (File No. 811-07102); & The Advisors’ Inner Circle Fund III (File No. 811-22920)	October 2, 2025

The Registrant further confirms that, for the KOC Funds’ fiscal-year-ended October 31, 2024, KOCAA did not recapture previously-waived fees for any of the Knights of Columbus Large Cap Growth Fund, the Knights of Columbus Large Cap Value Fund, and the Knights of Columbus Small Cap Fund. This is appropriately presented in the October 31, 2024 Form N-CSR Annual Report for the KOC Funds. The Funds’ October 31, 2024 Form N-CEN Annual Report for the KOC Funds incorrectly disclosed that KOCAA recaptured previously-waived fees for each of the Knights of Columbus Large Cap Growth Fund, the Knights of Columbus Large Cap Value Fund, and the Knights of Columbus Small Cap Fund during these KOC Funds’ fiscal-year-ended October 31, 2024.

On a going-forward basis, the Registrant shall review the KOC Funds’ Form N-CSR Annual Report and the KOC Funds’ Form N-CEN Annual Report so as to confirm that these KOC Funds’ Reports are in alignment.

* * * * *

SEC Comment 4:

Each of the six GQG Partners Funds checked off Item C.7.e in the GQG Partners Funds’ March 31, 2025 Form N-CEN so as to report that each said GQG Partners Fund relied on Rule 17a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”) in regard to participating in “cross-trades” during the reporting period. The financial statements for the six GQG Partners Funds that are included in the March 31, 2025 Form N-CSR Annual Report, however, do not include any disclosure regarding these cross-trade activities for this reporting period.

Accordingly, please confirm whether any of the six GQG Partners Funds participated in “cross-trades” during the fiscal-year-ended March 31, 2025 (i.e., please confirm whether the six GQG Funds correctly answered Item C.7.e in the GQG Partners Funds’ March 31, 2025 Form N-CEN).

Trust Response to Comment 4:

The Registrant confirms that none of the six GQG Partners Funds participated in cross-trading during the GQG Partners Funds’ fiscal-year-year ended March 31, 2025, and, as such, none of the six GQG Partners Funds relied on Rule 17a-7 under the 1940 Act. The GQG Partners Funds’ March 31, 2025 Form N-CSR Annual Report, which contains no additional disclosure for cross-trading activity by the six GQG Partners Funds, is accurately presented.

©2025 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400); The Advisors’ Inner Circle Fund II (File No. 811-07102); & The Advisors’ Inner Circle Fund III (File No. 811-22920)	October 2, 2025

This is appropriately presented in the March 31, 2024 Form N-CSR Annual Report for the GQG Partners Funds. The response to Item C.7.e in the GQG Partners Funds’ March 31, 2024 Form N-CEN Annual Report for the KOC Funds is incorrect and should not have indicated that the six GQG Partners Funds relied on Rule 17a-7 under the 1940 Act during the GQG Partners Funds’ fiscal-year-year ended March 31, 2025.

On a going-forward basis, the Registrant shall review the GQG Partners Funds’ Form N-CSR Annual Report and the GQG Partners Funds’ Form N-CEN Annual Report so as to confirm that these GQG Partners Funds’ Reports are in alignment.

* * * * *

SEC Comment 5:

Each of the six GQG Partners Funds -- including each of the GQG Partners Emerging Markets Equity Fund, the GQG Partners Global Quality Value Fund, and the GQG Partners International Quality Value Fund -- has been identified at Item C.4 in the GQG Funds’ March 31, 2025 Form N-CEN Annual Report as being “non-diversified,” as that term is defined at Section 5(b)(2) of the 1940 Act; however, each of the GQG Partners Emerging Markets Equity Fund, the GQG Partners Global Quality Value Fund, and the GQG Partners International Quality Value Fund appears to be operating as a “diversified fund,” as that term is defined at Section 5(b)(1) of the 1940 Act, based on the Top-Ten Holdings disclosures in the March 31, 2025 Annual (Tailored) Shareholder Reports for these three GQG Partners Funds.

Note 1 to the financial statements that are included in the GQG Partners Funds’ March 31, 2025 Form N-CSR Annual Report also discloses that each of the GQG Partners Funds is classified as a “non-diversified fund,” as that term is defined at Section 5(b)(2) of the 1940 Act.

Accordingly: (i) please confirm whether each of the GQG Partners Emerging Markets Equity Fund, the GQG Partners Global Quality Value Fund, and the GQG Partners International Quality Value Fund continues to qualify as a “non-diversified” fund; and (ii) if any of these three GQG Partners Funds has been operating as a “diversified fund” for more than three years, please confirm that, pursuant to Rule 13a-1 under the 1940 Act, that GQG Partners Fund shall obtain the required shareholder approval to change that GQG Partners Fund’s diversification classification to “non-diversified” prior to changing that GQG Partners Fund’s diversification classification back to “non-diversified.”

©2025 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400); The Advisors’ Inner Circle Fund II (File No. 811-07102); & The Advisors’ Inner Circle Fund III (File No. 811-22920)	October 2, 2025

Trust Response to Comment 5:

The Registrant confirms that each of the GQG Partners Emerging Markets Equity Fund, the GQG Partners Global Quality Value Fund, and the GQG Partners International Quality Value Fund continues to qualify as a “non-diversified fund,” as that term is defined at Section 5(b)(2) of the 1940 Act.

While each of these three GQG Partners Funds temporarily may not have qualified as a “non-diversified fund” as of the March 31, 2025 date of the Annual (Tailored) Shareholder Report for these three GQG Partners Funds, each of these three GQG Partners Funds has continued to qualify as a “non-diversified fund” during, albeit not continuously during, the previous three years.

* * * * *

SEC Comment 6:

Each of the nine Knights of Columbus Funds has been identified at Item C.4 in the Knights of Columbus Funds’ October 31, 2024 Form N-CEN Annual Report as being “diversified,” as that term is defined at Section 5(b)(1) of the 1940 Act; however, Note 1 to the financial statements that are included in the Knights of Columbus Funds’ October 31, 2024 Form N-CSR Annual Report discloses that each of the Knights of Columbus Large Cap Growth Fund and the Knights of Columbus Real Estate Fund is classified as a “non-diversified fund,” as that term is defined at Section 5(b)(2) of the 1940 Act.

Accordingly: (i) please confirm whether each of the Knights of Columbus Large Cap Growth Fund and the Knights of Columbus Real Estate Fund is operating as a “non-diversified fund,” as that term is defined at Section 5(b)(2) of the 1940 Act; and (ii) if so, please confirm that, going forward, each of the Knights of Columbus Large Cap Growth Fund and the Knights of Columbus Real Estate Fund shall answer “Y” (Yes) (so as to indicate “non-diversification” classification for that Knights of Columbus Fund) in response to Item C.4 on Form N-CEN.

Trust Response to Comment 6:

The Registrant confirms that each of the Knights of Columbus Large Cap Growth Fund and the Knights of Columbus Real Estate Fund is operating as a “non-diversified fund,” as that term is defined at Section 5(b)(2) of the 1940 Act.

©2025 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400); The Advisors’ Inner Circle Fund II (File No. 811-07102); & The Advisors’ Inner Circle Fund III (File No. 811-22920)	October 2, 2025

The Registrant further confirms that, going forward, each of the Knights of Columbus Large Cap Growth Fund and the Knights of Columbus Real Estate Fund shall answer “Y” (Yes) (so as to indicate “non-diversification” classification for that Knights of Columbus Fund) in response to Item C.4 on Form N-CEN.

* * * * *

SEC Comment 7:

For each of the Funds identified above whose primary benchmark index (i.e., a “broad-based securities market index”) has the term “Net” in the name of Fund’s primary benchmark, please: (i) explain what this “Net” terminology means in regard to that primary benchmark index; and (ii) please consider defining the acronyms in the name of that primary benchmark index (for example, the primary benchmark index for the Kopernik Global All Cap Fund is the MSCI ACWI Index Net USD, for which the acronym “ACWI” means the “All Country World Index”).

Trust Response to Comment 7:

The Registrant confirms that the term “Net” used in the name of each of these Funds’ primary benchmark indexes reflects no deductions for fees, expenses, or taxes (except foreign withholding taxes).

The Registrant further confirms that, going forward, the Registrants shall define the acronyms or list the complete (i.e., entire) name of the primary benchmark indexes of the Registrants.

* * * * *

SEC Comment 8:

As disclosed in the October 31, 2024 Tailored Shareholder Report for the Knights of Columbus International Equity Fund, this Knights of Columbus Fund uses the Bloomberg World Ex-US Large-Mid Cap Total Return Index as this Knights of Columbus Fund’s primary (broad-based) benchmark index. Please explain how the Bloomberg World Ex-US Large-Mid Cap Total Return Index qualifies as an “appropriate broad-based securities market index.” Typically, for example, the SEC Staff permits a fund to use the S&P 500 Index as that fund’s primary (broad-based) benchmark index, but the SEC Staff typically does not allow a fund to use as that fund’s primary (broad-based) benchmark index an index that is based on market capitalization.

©2025 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400); The Advisors’ Inner Circle Fund II (File No. 811-07102); & The Advisors’ Inner Circle Fund III (File No. 811-22920)	October 2, 2025

Trust Response to Comment 8:

The Bloomberg World ex US Large & Mid Cap Total Return Index is a float market-cap-weighted equity benchmark that covers the top 85% of market cap of the measured market.

As required by Instruction 6 to Item 27A(d)(2) of Form N-1A , the Bloomberg World Ex-US Large-Mid Cap Index (TR): (i) reflects the market in which the Knights of Columbus International Equity Fund invests; (ii) is administered by an organization independent of the Fund; and (iii) is widely recognized and used. The Bloomberg World Ex-US Large-Mid Cap Index (TR) meets all these criteria, thereby making this index a suitable broad-based benchmark for international equity funds such as the Knights of Columbus International Equity Fund.

More specifically, the Bloomberg World Ex-US Large-Mid Cap Index (Total Return) qualifies as an “appropriate broad-based securities market index” for purposes of Instruction 6 to Item 27A(d)(2) of the SEC Staff Instructions to Form N-1A due to several key factors that align with the SEC’s criteria for these indices:

•	The Index includes large- and mid-cap companies from developed and emerging markets outside the United States, offering broad exposure to international equities. This aligns with the SEC’s requirement that the index reflect the overall market performance of securities in which a fund invests. [1]

•	Bloomberg provides public access to index data, including performance metrics, methodology, and constituent details. This transparency is essential for investors and regulators to evaluate the appropriateness of the Index.

•	Bloomberg Index Services Limited (“BISL”), the administrator of the Index, is independent of the Fund.

•	The Index is tracked by multiple developed-markets ETFs, indicating that it is widely used and accepted.

[1]	The S&P 500 Index is a gauge of large-cap U.S. equities and covers approximately 80% of the global ex-US available market capitalization (which is less than the Bloomberg World ex US Large & Mid Cap Total Return Index, at 85% of the global ex-US available market capitalization).

©2025 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400); The Advisors’ Inner Circle Fund II (File No. 811-07102); & The Advisors’ Inner Circle Fund III (File No. 811-22920)	October 2, 2025

The Registrant further notes that the Bloomberg World Ex-US Large-Mid Cap Index (Total Return) also provides coverage very similar to the coverage provided by the MSCI All Country World ex-USA Index. 2

* * * * *

SEC Comment 9:

Please explain why four of the Knights of Columbus Funds have a “Receivable due from the Trustees,” as disclosed in the “Statements of Assets and Liabilities” financial statements that are included in the April 30, 2025 Form N-CSRS Semi-Annual Report the Knights of Columbus Funds (e.g., the Knights of Columbus Limited Duration Fund: $723; the Knights of Columbus Core Bond Fund: $949; the Knights of Columbus Long/Short Equity Fund: $517; and the Knights of Columbus U.S. All Cap Index Fund: $598).

Trust Response to Comment 9:

Prior to the end of the semi-annual reporting period ending April 30, 2025, SEI Fund Accounting identified an allocation error that resulted in a small, immaterial overpayment of Trustee fees by each of the Knights of Columbus Limited Duration Fund, the Knights of Columbus Core Bond Fund, the Knights of Columbus Long/Short Equity Fund, and the Knights of Columbus U.S. All Cap Index Fund. The Trustee fees are invoiced at the Trustee level and allocated to each of the Funds in the Trust. SEI Fund Accounting confirms that the receivable for each of these four KOC Funds was settled during the first week of May 2025.

* * * * *

SEC Comment 10:

The SEC Staff was not able to locate Form N-CSR Items 7-11 (including Proxy Voting, 2025 First Quarter and Second Quarter Holdings, or the most-recent Annual and Semi-Annual Reports) for the Cambiar Aggressive Value ETF (the “Cambiar ETF”) on the Cambiar ETF’s website.

Item 7:	Financial Statements
Item 8:	Changes in and Disagreements with Accountants for Open-End Management Investment Companies.
Item 9.	Proxy Disclosures for Open-End Management Investment Companies.
Item 10.	Remuneration Paid to Directors, Officers, and Others of Open-End Management Investment Companies.
Item 11.	Statement Regarding Basis for Approval of Investment Advisory Contract.

[2]	It is the Fund’s determination that the composition of the broad-based index is more important than the naming convention for the index.

©2025 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400); The Advisors’ Inner Circle Fund II (File No. 811-07102); & The Advisors’ Inner Circle Fund III (File No. 811-22920)	October 2, 2025

Trust Response to Comment 10:

The Cambiar ETF’s website has been updated so as to include both (i) the Form N-CSR Items 7-11, 2025 First Quarter and Second Quarter Holdings for the Cambiar ETF and (ii) the most-recent Annual and Semi-Annual Reports for the Cambiar ETF. Cambiar Investors, LLC (“Cambiar”), the Cambiar ETF’s adviser, has confirmed that Cambiar, going forward, shall monitor the Cambiar ETF’s website to ensure that the most-current quarterly holdings and Annual and Semi-Annual Reports for the Cambiar ETF are maintained on the Cambiar ETF’s website.

The Cambiar ETF’s website address has been changed. Going forward, this website address shall be updated on the Cambiar ETF’s Tailored Shareholder Reports.

* * * * *

SEC Comment 11:

Please explain how the Registrant’s response to Item 10, “Remuneration Paid to Directors, Officers, and Others of Open-End Management Investment Companies”, of Form N-CSR meets the requirements to disclose the aggregate remuneration paid by the company and reference the instructions noted in Form N-CSR, Item 10 as part of the response. Please consider including the information requested for Item 10 in that section of the Form N-CSR; however, if it is included under Item 7, the disclosure should be presented in a format to communicate the information effectively, be clearly distinguished from other materials, and be easily accessible (for example, by providing this information in the table of contents or a parenthetically reference “Form N-CSR Item 10” on the Statement of Operations line item).

Trust Response to Comment 11:

Item 10 of Form N-CSR provides for disclosure of remuneration paid to the Registrant’s Trustees, Officers, members of any advisory board, and any person of whom a Trustee or Officer is an affiliated person, unless this information is disclosed in the financial statements included in Item 7 of Form N-CSR. The Registrant acknowledges that the response to Item 10 of Form N-CSR refers only to remuneration paid to Officers being provided in the financial statements included in Item 7. Going forward, the response to Item 10 provided in the Registrants’ Form N-CSR Annual Reports and Form N-CSRS Semi-Annual Reports shall refer directly to the Statement(s) of Operations for the remuneration paid to the Registrant’s Trustees, Officers, and others and also shall be easily accessible on the Table of Contents for these Reports. The Registrant notes that it does not have an advisory board.

* * * * *

©2025 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400); The Advisors’ Inner Circle Fund II (File No. 811-07102); & The Advisors’ Inner Circle Fund III (File No. 811-22920)	October 2, 2025

SEC Comment 12:

The Cambiar Aggressive Value ETF has a unitary management-fee structure, yet this Cambiar ETF has a note under Form N-CSR Item 10 for remuneration that the details of Item 10 are included in Item 7. In future filings, please note that the Adviser pays the Trustee fees under a unitary management-fee structure and that more information about Trustee compensation may be found in the Cambiar Aggressive Value ETF’s Statement of Additional Information (the “SAI”).

Trust Response to Comment 12:

Going forward, the Registrant’s Form N-CSR Annual Report and the Registrant’s Form N-CSRS Semi-Annual Report shall include a direct reference under Item 10 to the Cambiar Aggressive Value ETF’s SAI under “Trustees and Officers of the Trust,” where this information about the Trustees’ compensation may be found.

* * * * *

SEC Comment 13:

Please add a footnote to the Financial Highlights for the Class A Shares of the Kopernik Global All Cap Fund stating the sales loads for these Class A Shares are not reflected in the total returns for these Class A Shares.

Trust Response to Comment 13:

The Registrant, going forward, shall add a footnote to the Financial Highlights for the Class A Shares of the Kopernik Global All Cap Fund that states that sales loads for these Class A Shares are not reflected in the total returns for these Class A Shares.

* * * * *

©2025 SEI

The Advisors’ Inner Circle Fund (File No. 811-06400); The Advisors’ Inner Circle Fund II (File No. 811-07102); & The Advisors’ Inner Circle Fund III (File No. 811-22920)	October 2, 2025

SEC Comment 14:

Please update the website for the two Kopernik Funds so as to replace the January 2024 Holdings Reports currently posted on this website for these two Kopernik Funds with the January 2025 Holdings Reports for these two Kopernik Funds.

Trust Response to Comment 14:

The Registrant has updated the website for the two Kopernik Funds so as to replace the January 2024 Holdings Reports with the January 2025 Holdings Reports for these two Kopernik Funds.

* * * * *

* * * * *

Please contact me at either (610) 676-3871 or ametzger@seic.com if you have any questions or comments.

Very truly yours,

/s/ Andrew Metzger
Andrew Metzger
Principal Financial Officer

The Advisors’ Inner Circle Fund I

The Advisors’ Inner Circle Fund II

The Advisors’ Inner Circle Fund III

cc:	Michael Beattie Stephen Panner James Bernstein Matthew Maher John O’Brien David Freese

©2025 SEI